# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vasta Platform Ltd, CIK 0001792829
CUSIP: G9440A109
Title of class of securities: Class A Common Shares, par value $0.00005 per share
Address of issuer's principal executive offices: AVENIDA PAULISTA, 901, 6TH FLOOR, JARDIM PAULISTA, SAO PAULO, Brazil (D5), 01310-100
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-22-000760
Filed by CIK 0001600569

## Reporting persons
- Ronit Capital LLP: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Edward Misrahi: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Vasta Platform Ltd
Address of issuer's principal executive offices: Av. Paulista, 901, 5th Floor, Bela Vista, Sao Paulo - SP, 01310-100, Brazil

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Ronit Capital LLP (the "Investment Manager"), a limited liability partnership incorporated under the laws of England and Wales, with respect to the Class A common shares, par value $0.00005 per share (the "Class A Common Shares") of Vasta Platform Limited directly held by certain funds and accounts to which it serves as the investment manager (the "Ronit Funds"); and

(ii) Mr. Edward Misrahi ("Mr. Misrahi"), a founding partner and the Chief Investment Officer of the Investment Manager, with respect to the Class A Common Shares held by the Ronit Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Shares reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 20 North Audley Street, 5th Floor, London W1K 6WE, United Kingdom.
Citizenship: The Investment Manager is a limited liability partnership incorporated under the laws of England and Wales. Mr. Misrahi is an Italian citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Ronit Capital LLP is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.
Percent of class: 0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Ronit Capital LLP is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Ronit Capital LLP: /s/ Alistair Hawkins, Alistair Hawkins, Chief Operating Officer (01/21/2026)
- Edward Misrahi: /s/ Edward Misrahi, Edward Misrahi, Individually (01/21/2026)